UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

GOODMAN GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

38239A100

(CUSIP Number)

John Keffer, Esq.

King & Spalding LLP

1100 Louisiana, Suite 4000

Houston, Texas 77002

(713) 751 - 3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 38239A100	13D	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN BAILEY GOODMAN 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

260,519 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

260,519 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MEG GOODMAN DANIEL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

260,519 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

260,519 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BETSY GOODMAN ABELL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

347,358 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

347,358 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD G. GOODMAN 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

86,838 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

86,838 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BAILEY QUIN DANIEL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,170,992 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

2,170,992 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,170,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

LUCY HUGHES ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 8 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

SAM HOUSTON VITERBO ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 9 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HARRIETT ELIZABETH GOODMAN 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 10 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN BAILEY GOODMAN, JR. 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 11 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HUTTON GREGORY GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 12 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HANNAH JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 13 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MARY JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 14 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD VITERBO GOODMAN II 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed jointly by (i) John Bailey Goodman 1984 Grantor Trust, (ii) Meg Goodman Daniel 1984 Grantor Trust, (iii) Betsy Goodman Abell 1984 Grantor Trust, (iv) Harold G. Goodman 1984 Grantor Trust, (v) Bailey Quin Daniel 1991 Trust, (vi) Lucy Hughes Abell 1991 Trust, (vii) Sam Houston Viterbo Abell 1991 Trust, (viii) Harriett Elizabeth Goodman 1991 Trust, (ix) John Bailey Goodman, Jr. 1991 Trust, (x) Hutton Gregory Goodman 1994 Trust, (xi) Hannah Jane Goodman 1994 Trust, (xii) Mary Jane Goodman 1994 Trust and (xiii) Harold Viterbo Goodman II 1994 Trust, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Goodman Global, Inc. (the “Issuer”). Such persons are referred to herein collectively as the “Reporting Persons.” Amendment No. 1 supplements and amends the Schedule 13D filed by Reporting Persons on May 10, 2006 and that original Schedule 13D is incorporated herein by reference. The address of each Reporting Person is Altazano Management, LLC, 109 North Post Oak Lane, Suite 425, Houston, Texas 77024.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

No change.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

On October 21, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chill Holdings, Inc., a Delaware corporation (“Parent”), and Chill Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent agreed to acquire all of the Issuer’s issued and outstanding shares of Common Stock. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger each issued and outstanding share of Common Stock, other than any (i) shares owned by Parent, Merger Sub, the Issuer or its subsidiaries and (ii) shares owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $25.60 in cash, without interest (the “Merger Consideration”). In addition, the restrictions applicable to each restricted share of Common Stock, other than any restricted share that is subject to an alternative arrangement specifically agreed to between Parent and the holder thereof, shall immediately lapse, and at the effective time, each share of Common Stock will be converted into the right to receive the Merger Consideration. All options to acquire shares of Common Stock outstanding under the Issuer’s 2004 Stock Option Plan and 2006 Incentive Award Plan, in each case other than any such option that is subject to an alternative arrangement specifically agreed to between Parent and the holder thereof, will vest immediately prior to the effective time, and the holders of such options will be entitled to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such option.

Concurrently with the Merger Agreement, Reporting Persons and Parent entered into a Voting Agreement, as described in Item 6 below.

CUSIP No. 38239A100	13D	Page 15 of 17

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Reporting Persons are the record holders of 8,770,802 shares of Common Stock of the Issuer, which represent approximately 12.7% of the outstanding Common Stock of the Issuer. The 8,770,802 shares of Common Stock reported as beneficially owned by the Reporting Persons include the shares of Common Stock owned of record by the Reporting Persons, but do not include any shares of Common Stock owned by the other stockholders (the “Apollo Stockholders”) that are party to the Stockholders Agreement dated as of December 23, 2004, as amended (the “Stockholders Agreement”), which 37,060,766 shares (approximately 53.8%) may be deemed beneficially owned by a group comprised of the Reporting Persons and the Apollo Stockholders due to the voting and other provisions of the Stockholders Agreement. Each of the Reporting Persons disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons or by the Apollo Stockholders, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 68,929,493 outstanding shares of Common Stock of the Issuer as of August 6, 2007, as reported by the Issuer in its Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.

(b) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Voting Agreement

Concurrently with the Merger Agreement, at the specific request of Parent, and as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, the Reporting Persons entered into the Voting Agreement dated October 21, 2007 (the “Voting Agreement”), with Parent. Pursuant to the Voting Agreement, the Reporting Persons agreed to be present (in person or by proxy) at any meeting of the Issuer’s stockholders called to seek the approval by the stockholders of the Merger and to vote or cause to be voted all of its shares of Common Stock in favor of approval of the Merger Agreement and the transactions contemplated thereby. The Reporting Persons also agreed not to: (i) sell, transfer or otherwise dispose of any of its shares of Common Stock, any beneficial ownership thereof or any other interest therein; (ii) enter into any contract, arrangement or understanding that violates or conflicts with or would reasonably be expected to violate or conflict with its obligations under the preceding clause (i); (iii) enter into any voting agreements, whether by proxy, voting agreement or other voting arrangement with respect to its shares of Common Stock; or (iv) take any action that would make any representation or warranty of the Reporting Persons contained in the Voting Agreement untrue or incorrect that would have the effect of preventing the Reporting Persons from performing its obligations under the Voting Agreement.

The Voting Agreement will terminate upon the earlier of: (i) termination of the Merger Agreement in accordance with its terms; (ii) consummation of the Merger; or (iii) March 31, 2008 (or, if the Marketing Period (as defined in the Merger Agreement) has commenced prior to March 31, 2008 and has not been completed by March 31, 2008, the first Business Day (as defined in the Merger Agreement) after the date of completion of the Marketing Period).

The description of the Voting Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

CUSIP No. 38239A100	13D	Page 16 of 17

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated October 29, 2007 among the Reporting Persons.

Exhibit 2:	Agreement and Plan of Merger dated as of October 21, 2007, by and among Chill Holdings, Inc., Chill Acquisition, Inc. and Goodman Global, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (file number 001-32850) of the Issuer filed with the Securities and Exchange Commission on October 25, 2007).

Exhibit 3:	Voting Agreement dated as of October 21, 2007, by and among Chill Holdings, Inc. and the Reporting Persons.

CUSIP No. 38239A100	13D	Page 17 of 17

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Bessemer Trust Company, Trustee of the Hutton Gregory Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Hannah Jane Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Mary Jane Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Harold Viterbo Goodman II 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Lucy Hughes Abell 1991 Trust

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Sam Houston Viterbo Abell 1991 Trust

/s/ Harold G. Goodman
Harold G. Goodman, Trustee of the Harold G. Goodman 1984 Grantor Trust

/s/ Meg Goodman
Meg Goodman (formerly Meg Goodman Daniel), Trustee of the Meg Goodman Daniel 1984 Grantor Trust

Wilmington Trust Company Trustee of the Meg Goodman Daniel 1984 Grantor Trust

By:	/s/ W. Christopher Kreicker
Name:	W. Christopher Kreicker
Its:	Vice President

/s/ Betsy Goodman Abell
Betsy Goodman Abell, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Harriett Elizabeth Goodman 1991 Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the John Bailey Goodman, Jr. 1991 Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the John Bailey Goodman 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Bailey Quin Daniel 1991 Trust

Exhibit A

	Primary Shares Sold	Over- Allotment Option	Total Shares Sold

John Bailey Goodman 1984 Grantor Trust	17,060	23,054	40,114

Lucy Hughes Abell 1991 Trust	56,867	76,848	133,715

Sam Houston Viterbo Abell 1991 Trust	56,867	76,848	133,715

John Bailey Goodman, Jr. 1991 Trust	85,301	115,272	200,573

Harriett Elizabeth Goodman 1991 Trust	85,301	115,272	200,573

Bailey Quin Daniel 1991 Trust	142,169	192,120	334,289

Betsy Goodman Abell 1984 Grantor Trust	22,747	30,739	53,486

Meg Goodman Daniel 1984 Trust	17,060	23,054	40,114

Harold G. Goodman 1984 Grantor Trust	5,687	7,685	13,372

Hutton Gregory Goodman 1994 Trust	21,325	28,818	50,143

Hannah Jane Goodman 1994 Trust	21,325	28,818	50,143

Mary Jane Goodman 1994 Trust	21,325	28,818	50,143

Harold Viterbo Goodman II 1994 Trust	21,325	28,818	50,143

Exhibit 1

AGREEMENT OF JOINT FILING

GOODMAN GLOBAL, INC.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 29th day of October, 2007.

Bessemer Trust Company, Trustee of the Hutton Gregory Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Hannah Jane Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Mary Jane Goodman 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

Bessemer Trust Company, Trustee of the Harold Viterbo Goodman II 1994 Trust

By:	/s/ William H. Forsyth, Jr.
Name:	William H. Forsyth, Jr.
Its:	Managing Director

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Lucy Hughes Abell 1991 Trust

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Sam Houston Viterbo Abell 1991 Trust

/s/ Harold G. Goodman
Harold G. Goodman, Trustee of the Harold G. Goodman 1984 Grantor Trust

/s/ Meg Goodman
Meg Goodman (formerly Meg Goodman Daniel), Trustee of the Meg Goodman Daniel 1984 Grantor Trust

Wilmington Trust Company, Trustee of the Meg Goodman Daniel 1984 Grantor Trust

By:	/s/ W. Christopher Kreicker
Name:	W. Christopher Kreicker
Its:	Vice President

/s/ Betsy Goodman Abell
Betsy Goodman Abell, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Harriett Elizabeth Goodman 1991 Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the John Bailey Goodman, Jr. 1991 Trust

/s/ John Bailey Goodman
John Bailey Goodman, Trustee of the John Bailey Goodman 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Bailey Quin Daniel 1991 Trust